Exhibit 99.1

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 28, 2024

To the shareholders of InterCure Ltd.:

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of the shareholders of InterCure Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel on October 28, 2024 at 4:00 p.m. (Israel Time).

The agenda of the Meeting will be as follows:

1.	To approve, upon the recommendation of the Company’s audit committee and of the Board of Directors, the re-election of Ms. Lennie Michelson Grinbaum to hold office, for an additional term, as an external director of the Company, for a period of three (3) years.

2.	To approve, upon the recommendation of the Board of Directors, the re-election of Mr. Gideon Hirshfeld to hold office, for a third term, as an external director of the Company for a period of three (3) years.

3.	To approve the grant of options to each of the directors of the Company, excluding Mr. Alex Rabinovitch and the external directors (a separate vote for each director will be taken)

4.	To approve the grant of options to Ms. Lennie Michelson Grinbaum and to Mr. Gideon Hirshfeld, each an external director of the Company, subject to the approval of Proposal 1 and Proposal 2 (a separate vote for each director will be taken).

5.	To approve the adoption of a new Compensation Policy of the Company in lieu of current Compensation Policy of the Company, which shall be replaced in its entirety, and to ratify the adoption of the clawback policy as proposed within the Board of Directors resolution dated as of November 20, 2023, so that when so adopted such Clawback policy will be attached as an exhibit to the Company’s Compensation Policy and form an integral part thereof, intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of the Nasdaq listing rule.

Only shareholders at the close of business on September 20, 2024 shall be entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors

/s/ Amos Cohen
Amos Cohen, Chief Financial Officer
September 13, 2024

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE

HELD ON OCTOBER 28, 2024

This Proxy Statement is furnished to our holders of ordinary shares, no par value, in connection with an Extraordinary General Meeting of Shareholders, to be held on October 28, 2024 at 4:00 p.m. Israel time at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “InterCure”, “we”, “us”, “our” and the “Company” to refer to InterCure Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the Extraordinary General Meeting will be as follows:

1.	To re-elect Ms. Lennie Michelson Grinbaum to our Board of Directors as an external director for a three-year term.

2.	To re-elect Mr. Gideon Hirschfeld to our Board of Directors as an external director for a three-year term.

3.	To approve the grant of 15,000 options to Mr. Ehud Barak, our Chairman of the Board of Directors.

4.	To approve the grant of 15,000 options to Mr. David Salton, our independent director.

5.	To approve the grant of 15,000 options to Mr. Alon Granot, our non-executive director.

6.	To approve the grant of 15,000 options to Ms. Lennie Michelson Grinbaum, the External Director of the Company, subject to the approval of Proposal 1.

7.	To approve the grant of 15,000 options to Mr. Gideon Hirshfeld, the External Director of the Company, subject to the approval of Proposal 2.

8.	To approve the adoption of a new Compensation Policy of the Company in lieu of current Compensation Policy which shall be replaced in its entirety, and to ratify the adoption a new clawback policy as proposed within the Board of Directors resolution dated as of November 20, 2023, so that when so adopted such Clawback policy will be attached as an exhibit to the Company’s Compensation Policy and form an integral part thereof, intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of the Nasdaq listing rule.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Who Can Vote

Only the holders of record of ordinary shares (“Ordinary Shares”) of the Company as at the close of business on September 20, 2024, (the “Record Date”) shall be entitled to receive notice of and attend the Meeting and any adjournment thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on September 20, 2024, or which appeared in the participant listing of a securities depository on that date.

Quorum

A quorum shall be the presence of at least two (2) shareholders who hold at least thirty three percent (33%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If a quorum is not present at the adjourned meeting within half hour from the time designated for its start, the meeting shall take place with any number of participants. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Required for Approval of the Proposals

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. As of the close of business on September 12, 2024, 45,765,420 Ordinary Shares were issued and outstanding.

Proposals 3 to 5 to be presented at the Extraordinary General Meeting require the affirmative vote of holders of at least a majority of the voting power represented and voting on such proposal in person or by proxy on the matter presented for passage.

The approval of Proposals 1, 2, 6, 7, and 8 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Israeli Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 50% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its Chief Financial Officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or Chief Financial Officer, has the right to appoint a director or the Chief Financial Officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

In the proxy card and voting instruction card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to the proposal. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to the proposal, their vote with respect to the proposal will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. This will be true even for a routine matter, as your broker will not be permitted to vote your shares in their discretion on any proposal at the meeting. For all proposals, a broker may only vote in accordance with instructions from a beneficial owner of shares.

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on October 25, 2024, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of Meeting and the proxy card will be mailed to you by Equiniti. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person, subject to our right to convert to a virtual only meeting format. If you own Ordinary Shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a streets shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the Meeting in person, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card and subject to our right to convert to a virtual only meeting format.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Chief Financial Officer at amos@Intercure.co or InterCure Ltd., 85 Medinat ha-Yehudim Street, Herzliya, 4676670, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting. If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on October 25, 2024.

Position Statement

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, 1999, you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman & Amit Gross. (Attention: Ronen Kantor, Adv) located at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the Meeting (i.e. October 18, 2024). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. October 23, 2024).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Extraordinary General Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.Intercure.co/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1-2:

RE-ELECTION OF EXTERNAL DIRECTORS

Background

In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence. Under Israeli Companies Law, an external director serves for a term of three years, which may be extended for two additional three-year terms. Further, an external director can be removed from office only under very limited circumstances. In addition, under the Israeli Companies Law, all of the external directors must serve on our audit committee and compensation committee (including one external director serving as the chair of our audit committee and as the chair of our compensation committee), and at least one external director must serve on each other committee of our board of directors. If re-elected as an external director, each of Lennie Michelson Grinbaum and Gideon Hirschfeld will continue to serve as members of our audit committee and compensation committee.

To qualify as an external director, an individual must meet various independence requirements, including that such individual may not have, and may not have had at any time during the previous two years, any “affiliation” (as defined in the Israeli Companies Law) with the company or with certain of its affiliates. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Lennie Michelson Grinbaum and Gideon Hirschfeld are our external directors under the Israeli Companies Law. Ms. Lennie Michelson Grinbaum served as an external director of the Company from September 2015 and the re-election proposed herein will be for an additional term of three (3) years, by virtue of her exceptional professional expertise and contribution to the Board and its committees’ work. Mr. Hirschfeld served as an external director of the Company from September 2018 and the re-election proposed herein will be for third term of three (3) years.

Biographical information concerning Mr. Michelson Grinbaum and Mr. Hirschfeld is set forth below.

Lennie Michelson Grinbaum has served on InterCure’s board of directors as an External Director since September 2015. Ms. Michelson Grinbaum has in depth experience in Contract Research Organization as a contract specialist and has worked for a subsidiary of a major Israeli financial institution. Ms. Michelson Grinbaum holds an LLB in Law and a BA in Business from The Interdisciplinary Center Hertzliya as well as an MBA specializing in finance from Imperial College London.

Gideon Hirschfeld joined InterCure’s board of directors in 2018 as external director. Mr. Hirschfeld has extensive experience in business development for various corporations, such as the Israel Post, where he served as Director, Marketing and Business Development, from July 2009 until March 2016, the Israeli Basketball Super League Administration and Academon Stores Ltd. Prior to joining InterCure’s board, Gideon initiated joint ventures for technology-based products and services, mainly in the logistics and distribution fields. Mr. Hirschfeld has a proven track record in financial matters related to current operations and short and long-range financial plans. Mr. Hirschfeld holds an MBA degree and MA degree in education as well as two BA degrees in international relations and political science from the Hebrew University in Jerusalem.

Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, that the re-election of Ms. Lennie Michelson Grinbaum as an external director of the Company, to serve for a three-year term, be, and hereby is, approved in all respects.”

“RESOLVED, that the re-election of Mr. Gideon Hirschfeld as an external director of the Company, to serve for a three-year term, be, and hereby is, approved in all respects.”

Required Vote

The approval of Proposals 1 and 2 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the appointment (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the re-election of External Director. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

The Board of Directors recommends a vote “FOR” the re-election of the foregoing external director nominees.

PROPOSAL 3-5:

APPROVAL OF THE GRANT OF OPTIONS TO THE COMPANY DIRECTORS

Background

The Compensation Committee and Board of Directors of the Company approved the grant to each of the members of the Company’s Board of Directors, excluding the Company’s current Chief Executive Officer and member of the Board of Directors, Mr. Alexander Rabinovitch and the external directors, of 15,000 options to purchase 15,000 ordinary shares of the Company, at an exercise price equal to NIS 9.50 per ordinary share, such options to vest on a quarterly basis over four years. The options shall be granted under our Share Option Plan.

Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, to grant an aggregate number of 15,000 options to purchase 15,000 ordinary shares to each of the members of the Company’s Board of Directors, excluding Alexander Rabinovitch and the External Directors, upon the terms described above.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the grant of options to each of the members of our Board of Directors, excluding Alexander Rabinovitch and the External Directors.

Board Recommendation

The Board of Directors recommends a vote FOR approving the grant of an aggregate number of 15,000 options to purchase 15,000 ordinary shares to each of the members of the Company’s Board of Directors, excluding Alexander Rabinovitch and the External Directors, upon the terms described above.

PROPOSAL 6-7:

APPROVAL OF THE GRANT OF OPTIONS TO EXTERNAL DIRECTORS

Background

The Compensation Committee and Board of Directors of the Company approved the grant to each of the external directors of the Company of 15,000 options to purchase 15,000 ordinary shares of the Company, at an exercise price equal to NIS 9.50 per ordinary share, such options to vest on a quarterly basis over four years. The options shall be granted under our Share Option Plan.

Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, that Ms. Lennie Michelson Grinbaum, external director to the Company, shall receive the equity remuneration as described in this proxy statement”;

“RESOLVED, that Mr. Gideon Hirschfeld, external director to the Company, shall receive the equity remuneration as described in this proxy statement”.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on these proposals in person or by proxy is necessary for the approval of the resolution to approve the foregoing external directors’ equity remuneration. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of external directors’ equity remuneration, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the foregoing external directors’ equity remuneration. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the foregoing external directors equity remuneration.

PROPOSAL 8:

APPROVAL OF NEW COMPENSATION POLICY AND RATIFICATION OF THE ADOPTION OF A NEW CLAWBACK POLICY INTENDED TO COMPLY WITH THE CLAWBACK-RELATED LISTING STANDARDS PROPOSED BY THE NASDAQ STOCK MARKET AND THE COMPANIES LAW

Background

In accordance with the Companies Law, a public company, such as the Company, is required to adopt a compensation policy, setting forth the principles that govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, directors’ and officers’ insurance and other benefits and payments related to the service and employment) of the “office holders” of a company, as defined in the Companies Law. Subject to certain exceptions, the Compensation Policy must be approved by such company’s shareholders every three years.

In addition, the Board of Directors is required to periodically examine the Compensation Policy and the need for adjustments in the event of a material change in the circumstances prevailing during the adoption of the compensation policy or for other reasons.

Whereas, the Company’s Board of Directors, based on the recommendation of the Company’s Compensation Committee, has resolved to approve the new Compensation Policy in the form attached as Annex A hereto, the shareholders are requested to approve the new Compensation Policy, as set forth herein.

A compensation policy must be based on, and must include and reference certain matters and provisions set forth in the Companies Law, which include: (i) promoting the company’s goals, work plan and policy with a long-term view; (ii) creating appropriate incentives for the company’s office holders, considering, among other things, the company’s risk management policy; (iii) the company’s size and nature of operations; and (iv) with respect to variable elements of compensation (such as annual cash bonuses), the office holder’s contribution to achieving company objectives and maximization of the company’s profits, with a long-term view and in accordance with his or her position.

The New Compensation Policy requires shareholder approval with a special majority as prescribed below. If the Compensation Policy is not approved by the shareholders, the Board of Directors may nonetheless approve the policy, provided that the Compensation Committee and thereafter the Board of Directors concluded, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the Company.

The Company’s new Compensation Policy is designed to support the achievement of our long-term work plan goals and to ensure that:

☐	Officers’ interests are as closely as possible aligned with our interests;

☐	The correlation between pay and performance will be enhanced;

☐	We will be able to recruit and retain top level executives capable of leading us to further business success, facing the challenges ahead;

☐	Our officers will be motivated to achieve a high level of business performance without taking unreasonable risks. Therefore, the variable compensation component may not be based on extreme business performance goals which might potentially impose unreasonable risks on our officers; and

☐	An appropriate balance between different compensation elements (e.g., fixed vs. variable, short-term vs. long-term and cash payments vs. equity-based compensation).

The Company’s Compensation Committee and Board of Directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of ours and our shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. Our Compensation Committee and Board of Directors also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent. Our Board of Directors believes that the proposed new Compensation Policy properly balances the requirements of the Companies Law and the philosophy and objectives described above.

The brief overview above is qualified in its entirety by reference to the full text of the proposed new Compensation Policy, which is attached as Annex A hereto.

In addition, following its adoption, the new Rule 10D-1 of the Securities Exchange Act of 1934, as amended, by the SEC as required by the U.S. Congress in the Dodd-Frank Wall Street Reform and Consumer Protection Act, directed U.S. stock exchanges, including the Nasdaq Stock Market, to adopt listing standards requiring all listed companies, including foreign private issuers, such as the Company, to adopt and comply with a written clawback policy, to disclose the policy and to file the policy as an exhibit to its annual report, as well as to include other disclosures in the event a clawback is triggered under the policy. Accordingly, it is proposed to ratify the adoption as approved by the Company Board of Directors on November 20, 2023 of a clawback policy as contemplated pursuant to Rule 10D-1 of the Exchange Act and in accordance with the specific Nasdaq listing rules once adopted, whereby the specific clawback policy will be attached as an exhibit to the Company’s new Compensation Policy and form an integral part thereof.

The form of the clawback policy to be added to the new Company’s Compensation Policy is attached hereto as Annex B and is intended to comply with the specific Nasdaq listing rules once adopted.

Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, that the new Compensation Policy, in the form attached as Annex A to this proxy statement is approved in all respects and that the adoption of the clawback policy intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended to be added to the new Company’s Compensation Policy in the form attached as Annex B to this proxy statement is ratified in all respects.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on these proposals in person or by proxy is necessary for the approval of the foregoing resolution. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the forgoing resolution, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the foregoing resolution. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution

OTHER BUSINESS

Other than as set forth above, as of the mailing of this proxy statement, management knows of no business to be transacted at the Extraordinary General Meeting, but, if any other matters are properly presented at the Extraordinary General Meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Amos Cohen
Amos Cohen, Chief Financial Officer
September 13, 2024

Annex A

InterCure Ltd

(hereinafter: “the Company”)

Compensation Policy

for

Office Holders

September 2024

Table of Contents

Section	Subject	Page no
1	Definitions	3
2	The Purpose of the Policy and its Application	3
3	Guiding Principles for Examining and Determining the Terms of Office and Employment of Office Holders	5
4	Compensation Package Structure	7
5	The Fixed Compensation	9
6	Benefits and Conditions Accompanying the Fixed Compensation	11
7	Performance-Based Compensation (Grant)	12
8	Equity Compensation	15
9	Signing Bonus	18
10	Term Termination Conditions	18
11	Exemption, Indemnity and Insurance	20

2

1.	Definitions

“The Stock Exchange”	The Tel Aviv Stock Exchange Ltd.;

“Subsidiary”	Canndoc Ltd.;

“The Companies Law”	The Companies Law, 5759-1999;

“Office Holder”	General manager, chief business manager, assistant to the general manager, deputy general manager, anyone who holds such a position in the Company even if their title is different, as well as a director or manager directly subordinate to the general manager;

“Amendment 20”	The Companies Law (Amendment No. 20), 5773-2012;

“Terms of Tenure and Employment”	Terms of tenure and employment of an Office Holder, including exemption, insurance, commitment to indemnification or indemnification under an indemnity permit, retirement grant, and any benefit, other payment or obligation to pay as stated, provided due to such tenure or employment;

“Compensation Regulations”	The Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000

2.	The Purpose of the Compensation Policy and its Applicability

2.1.	In accordance with the provisions of Amendment 20, the Company is required to establish a compensation policy for the incumbent Office Holders who will serve in the Company or the subsidiary company (hereinafter: “the Policy” or “ The Compensation Policy”).

2.2.	This document is intended to define and detail the Company’s policy regarding the compensation of the incumbent Office Holders and those who will serve in it. The determination of the policy, its publication and its submission to the General Assembly for approval, in accordance with the provisions of the Companies Law, are intended to increase the degree of transparency in regards to the compensation of the Company’s Office Holders and to improve the ability of the Company’s shareholders to express their opinion and influence the compensation policy of the Company’s Office Holders.

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2.3.	In addition, the Policy was adapted to the Company’s goals and its long-term work plan and was intended to help the following goals:

2.3.1	The Company’s ability to retain and recruit senior managers with the ability to lead the company to significant achievements and face the challenges it faces;

2.3.2	Creating a work environment with incentives that will motivate its Office Holders to fulfill the Company’s short-term and long-term goals, all in accordance with the Company’s business plan, while taking reasonable risks and in accordance with the risk policy that will be determined by the Company’s board of directors from time to time;

2.3.3	Creating a proper balance between different compensation components in determining the tenure and employment conditions of the Company’s Office Holders.

2.3.4	Preserving and strengthening the trust of shareholders and potential investors in the Company.

2.4.	The applicability of the policy is from the date of its approval by the general meeting of the Company’s shareholders, with the necessary majority according to the provisions of section 267a(b) of the Companies Law, until the completion of three (3) years from the date of approval by the aforementioned general meeting. This does not detract from the obligation of the compensation committee and the board of directors to examine the need to update the compensation policy from time to time, in accordance with the needs of the Company.

2.5.	The compensation policy will apply to the Office Holders currently serving in the Company and to the Office Holders who will serve in the Company in the future.

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3.	Guiding Principles for Examining and Determining the Terms of Office and Employment of Office Holders

3.1.	As part of examining the tenure and employment conditions of the Company’s Office Holders, the compensation committee and the board of directors will examine the education, skills, expertise, professional experience and achievements of the Office Holder or the candidate to become an Office Holder in the Company, as the case may be. In addition, the compensation committee and the board of directors will examine the knowledge of the Office Holder (or the candidate to serve as an Office Holder in the Company) with the Company and his knowledge of the market and the environment in which it operates.

3.2.	Without detracting from the above, the following parameters will be tested:

3.2.1	The position he fills in the Company or the position he will fill in the Company, his responsibilities and the scope of his job;

3.2.2	The expected contribution of the Office Holder to the promotion of the goals and business of the Company in a long-term vision;

3.2.3	previous salary agreements signed with the Office Holder;

3.2.4	The composition of the compensation considering the Company’s risk management considerations and the Company’s long-term goals;

3.2.5	the financial situation of the Company and the results of its activities;

3.2.6	The ratio between the compensation of the Office Holder and the average salary and the median salary of the rest of the Company’s employees (including contractor employees employed by the Company, insofar as there are any, as defined in section 3 of part A of the first addendum A to the Companies Law).

The compensation committee and the board of directors believe that in order to maintain good working relations within the Company, it is important to maintain reasonable and fair wage gaps between the Company’s management (from the VP level and above) and among the rest of its employees. At the same time, there is importance in rewarding and motivating the Company’s management in order to bring the Company’s profits, its success and the fulfillment of its business goals. As required by law, the compensation committee and the board of directors examined the relationship between the tenure and employment conditions of each of the Office Holders and the average and median employment cost of the rest of the Company’s employees.

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As of the date of approval of the compensation policy in the Company, and since the Company does not employ employees who are not Office Holders, the ratio between the salary cost of the CEO, and the Office Holders subordinate to the CEO (on average) to the average salary cost in the Company is 1:1, and the ratio between the salary cost of the CEO, and the Office Holders subordinate to the CEO (on average) to the median salary cost in the Company is 1:1. The compensation committee and the Board of Directors found that these ratios are reasonable, conform to the standard and have no effect on the labor relations in the Company.

3.3.	Comparison to the salary accepted in the market - if necessary, at the discretion of the compensation committee, a comparison will be made with the salary accepted in the relevant market for similar positions in similar companies, when determining the compensation of the Office Holders, all as the case may be. For the purpose of the comparison, if carried out, companies will be selected for which reliable and complete information can be collected regarding the salary of the Office Holders, who meet as many as possible of the following criteria:

3.3.1	Companies dealing in the Company’s sector of business or in sectors as similar as possible;

3.3.2	Companies that are traded on the stock exchange and have a market value similar to the value of the Company;

3.3.3	Companies that are traded in the same index on the stock exchange in which the Company is traded at the time of the comparison;

3.3.4	Companies with financial data similar to the Company’s financial data, such as annual profit/loss, annual gross profit, equity, scope of research and development expenses.

3.3.5	Companies that employ personnel in volumes similar to those of the Company.

Regarding this section: “Similar” will be considered even if there is a 50% deviation up or down in any criterion compared to the Company’s relevant data.

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3.4.	In accordance with the exemptions in the law, an immaterial change in the terms of office of an Office Holder in the Company who is not a director and who is not the CEO of the Company will be approved by the CEO of the Company and will not require approval from the compensation committee. For the purposes of this section, “immaterial” means over 5% of the total fixed components of the annual compensation in employer cost terms.

3.5.	In the event that it becomes possible in accordance with the provisions of the law, in relation to non-controlling Office Holders or their relatives, to apply concessions regarding the terms of their tenure and employment, this compensation policy will be considered to include the aforementioned concessions, starting from the date of their entry into force, subject to the approval of the Company’s compensation committee.

3.6.	An Office Holder in the Company may be employed as an employee or alternatively provide services to the Company through the Company he owns, provided that the total expenses of the Company in respect of employment or receipt of said services do not exceed the total approved by the compensation committee and the Company’s board of directors. For the purposes of this section, a “service provider” will be defined as a service provider personally or through a company (or other corporation) in which the Office Holder holds more than 25% of the means of control or is part of a controlling nucleus in that Company (or other corporation).

4.	Compensation Package Structure

4.1.	The terms of office and employment of an Office Holder include all of the following:

4.1.1	fixed compensation;

4.1.2	benefits and conditions accompanying the fixed compensation;

4.1.3	performance-based compensation (grant);

4.1.4	Equity compensation (compensation in options or other securities of the company);

4.1.5	retirement conditions;

4.1.6	Exemption, insurance and indemnity.

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4.2.	The compensation package will be determined and adjusted for the office holder according to the position that the office holder fills/will fill and will include the following components, as detailed below:

Role/group	Fixed reward	Additional benefits and conditions	Grant	Equity compensation	Retirement conditions	Exemption, insurance and indemnity
Active Chairman of the Board of Directors	+	+	+	+	+	+
Board member	+	+	+	+	+	+
CEO	+	+	+	+	+	+
VP, Office Holder subordinate to the CEO or CEO of a subsidiary company	+	+	+	+	+	+

4.3.	In order to ensure adequacy between all compensation components, the range of the maximum ratio between the components of the total compensation package for a given year of the Company’s Office Holders is expressed in the following table (it should be clarified that this describes the ratio of the various components to the maximum base salary described in the table in section 5 below):

Rank	Base salary	Social and related conditions[1]	Variable compensation depending on performance[1]	Variable equity compensation[1]
Active Chairman of the Board of Directors*	100%	50%	75%	900%
Board member	100%	0%	25%	150%
CEO or CEO of a subsidiary **	100%	50%	75%	900%
Vice President, Office Holder subordinate to the CEO **	100%	50%	50%	900%

1 The rates are relative to the base salary.

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5.	The Fixed Compensation

5.1.	Table of the concentration of the fixed compensation of Office Holders

Rank	Maximum gross fixed compensation
Active Chairman of the Board of Directors*	Up to a maximum of 70 thousand NIS per month
Board member	Up to a maximum of 15 thousand NIS per month
CEO or CEO of a subsidiary**	Up to a maximum of 120 thousand NIS per month
Vice President, Office Holder subordinate to the CEO **	Up to a maximum of 90 thousand NIS per month

* An active chairman is a chairman of the board whose job scope is not less than 40% of a full-time position (100%). The maximum fixed compensation for an active chairman as stated in the table will not be subject to the scope of his actual position in the company.

** The stated amounts are for a full-time position (100%).

5.2.	Active Chairman of the Board of Directors

An active board chairman may be entitled to fixed compensation as specified in section 5.1 above. If necessary, at the discretion of the compensation committee, a comparison will be made with the salary accepted in the relevant market for a similar position in similar companies, when determining the compensation of the chairman of the board of directors, all as the case may be. It will be clarified, however, that the chairman of the board of directors will be entitled to a different fixed compensation than the other members of the board of directors serving in the Company only where he serves as ‘active chairman of the board of directors’, that is, his responsibilities and role are also in the day-to-day work of the Company, such as meetings with investors, active involvement in the day-to-day life of the Company, etc., all in accordance with the employment/services agreement that the Company signed/will sign with him.

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5.3.	Board Members

5.3.1	The members of the board of directors will be entitled to fixed remuneration in accordance with the provisions of the Compensation Regulations, and in accordance with the level of the Company’s equity as defined in the Compensation Regulations (as it will be from time to time). For the avoidance of doubt, the Company will be entitled to pay a higher compensation to an expert director (as defined in the Compensation Regulations).

5.3.2	It should be noted that if a former director of the Company is also an employee of the Company or a provider of its services, in whatever position and whatever his title may be, he will not be entitled to compensation for his participation in the Company’s board of directors meetings. Regarding this section, a director for whom there is doubt as to whether or not he is a provider of services to the Company will declare to the members of the compensation committee, in accordance with their request, that he does not provide services personally, nor does he provide services through a company in which he is a controlling owner or owns 25% of the issued capital. For the purposes of this section, “service provider” will be defined as a service provider personally or through a company (or other corporation) in which the director owns more than 25% of the means of control or is part of a core of control in that company (or other corporation).

5.3.3	Notwithstanding the above, the Company may, after receiving all the approvals required by law, determine a different salary for the directors of the Company, as far as the Company believes that this is necessary in light of the necessity of the relevant director, all in accordance with the established compensation framework as detailed in section 5.1 above.

5.4.	CEO, VP or anyone directly subordinate to the CEO

5.4.1	For the purposes of this section - “Chief Executive Officer”, “Vice President”, “manager who reports directly to the CEO” and “manager in the subsidiary”, all together will be referred to below: “Manager” or “Managers”, as the case may be.

5.4.2	The amount of the fixed compensation of the managers will be determined, among other things, in accordance with what is stated in sections 3.1 and 3.2 above and shall not exceed the amount specified in the table in section 5.1 above.

5.4.3	In addition, if necessary, at the discretion of the compensation committee, a comparison will be made with the accepted salary, as specified in section 3.3 above.

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6.	Benefits and Conditions Accompanying the Fixed Compensation

All the accompanying benefits and conditions detailed below are the maximum benefits and conditions.

Additional benefit / condition	Chairman of the Board of Directors	CEO or CEO of a subsidiary company	VP, Office Holder subordinate to the CEO
Vehicle	-	Level 5 vehicle	Level 4 vehicle
Vehicle gross value	-	Yes	Yes
Mobile phone	-	Yes	Yes
Gross mobile phone	-	Yes	Yes
Vacation days quota	12	22	22
Accumulation of vacation days	Yes, for two years	Yes, for two years	Yes, for two years
Convalescence	According to law
Study fund (contribution 7.5% employer; 2.5% employee)	Yes
Pension insurance according to law	Yes
Reimbursement of expenses in the position	Yes, against receipts	Yes, against receipts	Yes, against receipts
Other (newspapers, internet at home, etc.)	-	Internet + newspaper	Internet + newspaper
Non-compete period	Up to 6 months	Up to 12 months	Up to 12 months

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7.	Performance-Based Compensation (Grant)

The provision of grants to the office holders and chairman of the active board of directors is intended to incentivize the Office Holders and the chairman of the active board of directors, in achieving goals and objectives which, in a long-term view, fulfill the Company’s business goals and strategic plan, as determined from time to time by the Company’s board of directors. The success of the Company creates an identity of interests with the Office Holders who serve in it, since its success is also their success.

The Company’s board of directors, after receiving the recommendations of the compensation committee, may determine each year a bonus plan for the Company’s Office Holders and the chairman of the active board of directors, which will be based on the annual budget approved by the board of directors, all in accordance with what is detailed below.

7.1.	Any payment that will be paid to an Office Holder in accordance with the grant plan will not be considered as part of the fixed compensation and will not be a basis for the calculation, entitlement or accumulation of any related right/rights.

7.2.	The bonus plan will be approved individually for each Office Holder or chairman of the active board of directors, and the Company’s management is authorized not to include one or another Office Holder or the chairman of the active board of directors, in the bonus plan.

7.3.	An Office Holder/chairman of an active board of directors will be entitled to a grant, provided that he worked for the Company (or in the case of an active board chairman, served in his position) for a minimum period of 12 months prior to the grant date.

7.4.	The maximum grant for meeting all the goals listed below will be calculated according to the December salary of the year for which the grant is given as follows:

7.4.1	CEO or CEO of a subsidiary company - up to 8 monthly salaries;

7.4.2	Active board chairman - up to 8 monthly salaries;

7.4.3	VP, Office Holder subordinate to the CEO - up to 6 monthly salaries.

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7.5.	The bonus plan for office holders (with the exception of the CEO and chairman of the active board of directors) will be based on goals, which will be determined by the compensation committee and the board of directors in advance each year, as detailed below:

7.5.1	Company-wide goal: a grant based on an index, which is: meeting the Company’s spending goal, raising capital, meeting the drug development plan, business development, achieving regulatory milestones, starting new clinical applications. The general societal goal will include at least one and no more than three of the criteria listed above.

The weight that will be given to the general social goal will be between 30% and 50% of the total grant.

7.5.2	Measurable personal goals: These goals will be set individually by the CEO (for Office Holders at the VP level, an Office Holder subordinate to the CEO or a CEO in a subsidiary), and will be based on measurable parameters within the professional responsibility of each Office Holder in the Company. The measurable personal goals will include up to three personal goals.

The weight that will be given to the measurable personal goals will be between 30% and 50% of the total grant.

7.5.3	Appointed discretion: The evaluation of the performance of Office Holders at the VP level (including a VP, an Office Holder subordinate to the CEO or CEO of a subsidiary company) will be carried out by the CEO of the Company. The evaluation of the performance of each Office Holder will refer to his contribution to the Company during the year for which the grant is paid, separately from the financial and personal indicators.

The weight that will be given to the commissioner’s discretion shall not exceed 20% of the total grant.

Notwithstanding the aforesaid in section 7.5 above, the compensation committee and the Company’s board of directors will be entitled to approve the grant to an Office Holder under the CEO, a grant that shall not exceed the maximum grant as detailed in section 7.4.3 above, according to non-measurable criteria in accordance with the provisions of the first addendum A to the Companies Law.

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7.6.	The bonus plan for the CEO will be based on goals, which will be determined by the compensation committee and the board of directors every year, as detailed below:

7.6.1	General social goal as specified in section 7.5.1 above. The weight that will be given to the general social goal will be between 0% and 100% of the total grant.

7.6.2	Appointed discretion (according to non-measurable criteria): The CEO’s performance will be evaluated by the compensation committee and the board of directors. The weight that will be given to the commissioner’s discretion shall not exceed 20% of the total grant.

7.7.	The bonus plan for the chairman of the active board of directors will be based on personal goals and measurable societal goals, which will be determined by the compensation committee and the board of directors in advance each year, and will be in accordance with meeting the aforementioned goals. The grant will be submitted to the approval of the assembly by a simple majority.

7.8.	The compensation committee and the Company’s board of directors will determine the weight of each of the criteria in the company-wide goal and in the measurable personal goals (as the case may be), at their discretion, provided that a minimum threshold of meeting the goals is established that is not less than 70% of the total goals in order to receive any amount from the grant.

7.9.	The compensation committee and the Company’s board of directors have the full authority to reduce the amount of the grant, or not to pay it at all, if they find that the Company’s financial situation deteriorates significantly or does not allow such payment.

7.10.	One time grant

The Company’s board of directors, upon the recommendation of the compensation committee, will be entitled to grant a one-time grant to an Office Holder for an event or events material to the Company that are not included in the objectives as specified in section 7.5 above, including the issuance of the Company’s or subsidiary’s securities on a stock exchange abroad. The amount of the one-time grant shall not exceed six (6) times the amount of the fixed (monthly) compensation. In the event of a change in control of the Company, directors of the Company may receive a one-time grant up to the amount of the directors’ fixed annual compensation.

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7.11.	Should it become clear, after the payment of the annual grant or the one-time grant, as the case may be, that the calculation of the grant was carried out based on data that turned out to be erroneous as a result of a bona fide mistake and were re-presented in the Company’s financial statements, during a period of three consecutive periodic financial statements after the date of the grant payment, the Office Holders will return to the Company the part of the grant paid to them, which was based, as mentioned, on erroneous data, within six (6) months from the date of publication of the re-presented financial statements. The amount settled by the Office Holders will be linked to the consumer price index starting from the publication date of the re-presented reports until the day they are actually returned to the Company, all pursuant to the provisions of that certain Executive Officer Clawback Policy as approved by the Compensation Committee of the Board of Directors on November 20, 2024 (the “Clawback Policy”), a copy of which is attached hereto as Appendix A.

7.12.	The board of directors may, after receiving the approval of the compensation committee, convert the annual bonus to which the Office Holder is entitled to shares or options of the Company or the subsidiary, provided that the economic value is the same as the value of the annual bonus.

7.13.	The total of the annual grant and the one-time grant in this section 7 shall not exceed 9 salaries for the CEO or CEO of a subsidiary company and 9 salaries for the VP, a position subordinate to the CEO.

8.	Equity compensation

As part of the tenure and employment conditions of the company’s Office Holders, the Company includes a component of equity compensation in the compensation package. This kind of compensation is an incentive for the Office Holders, by sharing the Company’s profits and economic success. In addition, this compensation contributes to increasing the affinity of the Office Holders to the Company, so that the Office Holder will stay there and see his future in it. The equity compensation creates a vision among the Office Holders who aspire to be part of the Company’s success and take a share of its profits. The equity compensation component also allows the Company to hire skilled workers while spreading the salary burden, by reducing the cash flow burden on the company. The equity compensation component, while reducing the aforementioned expense burden, allows the Company to free up investments and take risks, which are defined by the Company’s board of directors, by entering into additional and new projects.

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Recognizing the advantages inherent in the equity compensation component as part of the overall salary package of the Company’s Office Holders, the Company may incorporate an equity compensation component into the compensation package of the office holders, all in accordance with the following:

8.1.	The options that will be allocated to the Office Holders will be allocated in accordance with the Company’s option plan approved by the Company’s board of directors on March 31, 2015, or in accordance with an option plan that will be approved by the Company’s board of directors from time to time, will be subject, as far as possible, to the provisions of section 102 of the Income Tax Ordinance [new version] 5771 -1961, and will not be registered for trading on the stock exchange.

8.2.	The options that will be assigned to the Office Holders, may be assigned to exercisable options for the shares of the subsidiary company, at the discretion of the Company’s board of directors (subject to the acceptance of the conditions established by law). The subsidiary’s options will be allocated, in whole or in part, in accordance with the subsidiary’s options plan as approved by the subsidiary’s board of directors, or in accordance with an option plan that will be approved by the subsidiary’s board of directors from time to time, and will be subject, as far as possible, to the provisions of section 102 of the Income Tax Ordinance [formulation New] 5771-1961, and will not be registered for trading on the stock exchange. The Company’s board of directors will be entitled to determine that shares or options of the subsidiary that were assigned to an Office Holder will be converted into shares or options of the Company.

8.3.	The value of the options, at the time of grant, according to the Black & Scholes formula or in accordance with the binomial model, will not exceed the fixed rate in the table in section 4 above of the total maximum annual fixed compensation of the Office Holder set in section 5 above.

8.4.	The exercise price to be determined for the options will be determined according to the average price of the Company’s stock in the period between three (3) months and thirty (30) trading days prior to the date of approval of the grant by the Board of Directors, according to the Board of Directors’ decision. In special cases that will be determined, the Company’s board of directors will be allowed to determine an exercise price that will be determined based on the share price on a certain day, if the compensation committee and the Company’s board of directors believe that such an exercise price should be determined from the date the Office Holder’s employment with the Company or the subsidiary company begins. The exercise price that will be determined for the options of the Company’s subsidiary, to the extent that it is granted, and to the extent that such subsidiary is not traded on any stock exchange in the world, will be determined by the Company’s board of directors at its discretion.

8.5.	The vesting period of the options granted to the Office Holders will not be less than three years, when the vesting will be a quarterly vesting so that at the end of each quarter the proportional part of the options allocated to the office holders will mature. It is clarified that the vesting period will apply as long as the Office Holder works in the Company.

Notwithstanding the foregoing, the Company’s board of directors may determine that a proportional part of the total options assigned to the Office Holder will be vested immediately, provided that such part does not exceed an amount that would constitute a rate of 50% of the total options assigned to the Office Holder.

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8.6.	In the event that the employee-employer relationship has ended or the engagement between the Office Holder and the Company has ended, the expiration date of the options that have matured shall not exceed a period of between three months and six months from the date of the termination of the employee-employer relationship or the end of the engagement, as the case may be. After receiving the recommendation of the compensation committee, it will be at the Company’s board of directors as to whether to extend this period, provided that the aforementioned extended period does not exceed one year. In the event of termination of the employee-employer relationship due to the death of the Office Holder, the expiration date of the options shall not exceed one year.

8.7.	The Company’s board of directors will have discretion as to whether to accelerate the vesting of the options that will be assigned to the Company’s Office Holders, at the event of the following:

8.7.1.	acquisition of control of the Company by a third party;

8.7.2.	merger of the Company, as defined in the Companies Law;

8.7.3.	a transaction for the purchase of a material asset by the Company or the subsidiary;

8.7.4.	an issue of the Company’s or subsidiary’s securities on a stock exchange in Israel or abroad;

8.7.5.	a substantial investment event in the Company. It will be clarified that a “substantial” investment will be determined by the Company’s board of directors;

8.7.6.	selling or granting an exclusive license for most of the Company’s intellectual property.

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9.	Signing Bonus

9.1.	The Company will be entitled, under circumstances approved by the compensation committee and by the Company’s board of directors as exceptional circumstances, to offer a signing bonus to a new Office Holder in the Company.

9.2.	The total of the signing bonus shall not exceed the sum of 3 gross monthly salaries as determined in relation to the relevant job title. The Company will be entitled to determine that the Office Holder will be required to return to the Company all or part of the signing bonus awarded to him, as long as the Office Holder does not complete a minimum term of office in the Company.

10.	Term Termination Conditions

In the case of dismissal of the Office Holder by the Company (not due to “cause” as defined in the employment/services agreement that was/will be signed with the Office Holder), or in the case of the Office Holder’s resignation from the Company under circumstances that require severance pay in accordance with the law, in addition to the severance compensation that the Company is obligated to pay the office holder by law, the company may, with the approval of the compensation committee and the Company’s board of directors, also pay the Office Holder the following payments:

10.1.	Notice

10.1.1.	The notice period for each Office Holder will be determined by the compensation committee and the Company’s board of directors, prior to the signing of the employment agreement with the Office Holder, provided that it does not exceed a period of 9 months.

10.1.2.	During the notice period, the Office Holder will be required to continue to perform his duties, unless the Company’s board of directors decides to release him from this obligation. In the aforementioned case, the Office Holder will be entitled to the continuation of all terms of tenure and employment without any change in them.

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10.1.3.	Payment for the notice period shall not exceed the following:

CEO or CEO of a subsidiary company	Up to 6 salaries
VP, Office Holder subordinate to the CEO	Up to 4 salaries

10.2.	The salary that will be paid during the notice period will be calculated according to the last salary (and according to the fixed compensation only, that is, not including grants paid to the office holder, but including accompanying social conditions) paid to the Office Holder before the date of his dismissal/resignation in a manner that qualifies for the payment of severance compensation.

10.3.	Retirement Bonus

10.3.1.	The compensation committee and the Company’s board of directors will be entitled to approve the payment of a retirement bonus to company Office Holders at the time of their retirement, provided that the amount of the retirement bonus does not exceed the amount specified below:

Rank	Worked in the Company for up to 1 years	Worked in the Company between 1 and 5 years	Worked in the Company between 5 and 10 years	Worked in the Company for over 10 years
CEO	Up to 1 salary	Up to 4 salaries	Up to 6 salaries	Up to 12 salaries
VP, other Office Holder, CEO of a subsidiary company	Up to 1 salary	Up to 4 salaries	Up to 6 salaries	Up to 10 salaries
Active chairman	Up to 1 salary	Up to 4 salaries	Up to 6 salaries	Up to 12 salaries

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10.3.2.	In the event of a change of control (as defined below), the retirement bonus detailed in the table above can increase by up to 50%. For the purpose of this section, “change of control” shall include any event of the sale of control of the Company to a third party, a merger of the Company with another company or the sale of most or all of the Company’s assets.

10.3.3.	As part of the consideration of whether to grant a one-time retirement bonus as stated above, the compensation committee and the board of directors, based on the recommendation of the chairman of the board (in the case of a CEO) or the CEO of the Company (in the case of a VP), will examine the extent of the Office Holder’s contribution to the Company and for the advancement of the goals he set for himself, with an emphasis on specific activities and projects he managed or was entrusted with, the degree of compliance with personal goals set for him, if they were set, and the degree of compliance with the goals defined in the Company’s budget.

10.3.4.	The retirement bonus will be paid on the date of termination of the employee-employer relationship, and will be paid on the basis of the last salary (and according to the fixed compensation only, i.e., not including bonuses paid to the Office Holder) that was paid to the office holder before the date of his dismissal/resignation in a manner that qualifies for the payment of severance.

10.4.	The board of directors may, after receiving the approval of the compensation committee, convert the grants as detailed in sections 10.2 and 10.3 into shares or options of the Company or the subsidiary, provided that the economic value is the same as the converted grants.

11.	Exemption, Indemnity and Insurance

The Office Holders of the Company will be entitled to receive from the Company a letter of exemption and indemnification, the terms of which will be in accordance with the provisions of the Companies Law, and as it will be in the Company from time to time in accordance with the approval of the Company’s organs according to law, from time to time.

In addition to this, the Company’s Office Holders will be entitled to be included under an Office Holder insurance policy that the Company will purchase in the normal course of business, to cover the liability of directors and Office Holders in the Company and subsidiaries, as they will be from time to time, including directors and Office Holders who are or may be considered controlling owners of the Company by way of “framework transaction” as defined in the Companies Regulations (facilitation of transactions with interested parties), 2000, with a liability limit of up to 50 million US dollars per case and per insurance year, with an annual premium and deductible in accordance with the market conditions at the time the policy was drawn up, provided that the cost is not material to the Company. The insurance policy will insure the Office Holders both in connection with the laws of Israel and in connection with the laws of the country where the securities of the Company or subsidiary will be traded.

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Appendix A

The Clawback Policy

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Annex B

Intercure Ltd.

Executive Officer Clawback Policy

Approved by the Compensation Committee of the Board of Directors on November 20, 2023 (the “Adoption Date”)

I.	Purpose

This Executive Officer Clawback Policy describes the circumstances under which Covered Persons of Intercure Ltd. and any of its direct or indirect subsidiaries (the “Company”) will be required to repay or return Erroneously-Awarded Compensation to the Company.

This Policy and any terms used in this Policy shall be construed in accordance with any SEC regulations promulgated to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including without limitation Rule 10D-1 promulgated under the Securities Exchange Act of 1934, as amended, and the rules adopted by Nasdaq, as well as the provisions of the Israeli Companies Law of 1999 (the “Companies Law”).

Each Covered Person of the Company shall sign an Acknowledgement and Agreement to the Clawback Policy in the form attached hereto as Exhibit A as a condition to his or her participation in any of the Company’s incentive-based compensation programs; provided that this Policy shall apply to each Covered Person irrespective of whether such Covered Person shall have failed, for any reason, to have executed such Acknowledgement and Agreement.

II.	Definitions

For purposes of this Policy, the following capitalized terms shall have the respective meanings set forth below:

(a)	“Accounting Restatement” shall mean an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements (a “Big R” restatement), or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement). Notwithstanding the foregoing, none of the following changes to the Company’s financial statements represent error corrections and shall not be deemed an Accounting Restatement: (a) retrospective application of a change in accounting principle; (b) retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; (c) retrospective reclassification due to a discontinued operation; (d) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and (e) retrospective revision for share splits, reverse share splits, share dividends or other changes in capital structure.

(b)	“Board” shall mean the Board of Directors of the Company.

(c)	“Clawback-Eligible Incentive Compensation” shall mean, in connection with an Accounting Restatement, any Incentive-Based Compensation Received by a Covered Person (regardless of whether such Covered Person was serving at the time that Erroneously-Awarded Compensation is required to be repaid) (i) on or after the Nasdaq Effective Date, (ii) after beginning service as a Covered Person, (iii) while the Company has a class of securities listed on a national securities exchange or national securities association and (iv) during the Clawback Period.

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(d)	“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

(e)	“Committee” shall mean the Compensation Committee of the Board.

(f)	“Covered Person” shall mean any person who is, or was at any time, during the Clawback Period, an Executive Officer of the Company. For the avoidance of doubt, Covered Person may include a former Executive Officer that left the Company, retired or transitioned to an employee non-Executive Officer role (including after serving as an Executive Officer in an interim capacity) during the Clawback Period, and this Policy applies regardless of whether the Covered Person was at fault for an accounting error or other action that resulted in, or contributed to, the Accounting Restatement.

(g)	“Erroneously-Awarded Compensation” shall mean the amount of Clawback-Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts. This amount must be computed without regard to any taxes paid.

(h)	“Executive Officer” shall mean (i) the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, (ii) any other person (including an officer of the Company’s parent(s) or subsidiaries) who performs similar policy-making functions for the Company, or (iii) an “Officer” within the meaning set forth in the Companies Law.. For the sake of clarity, at a minimum, all persons who would be executive officers pursuant to Rule 401(b) under Regulation S-K shall be deemed “Executive Officers”.

(i)	“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures, including, without limitation, measures that are “non-GAAP financial measures” for purposes of Exchange Act Regulation G and Item 10(e) of Regulation S-K, as well other measures, metrics and ratios that are not non- GAAP measures. For purposes of this Policy, Financial Reporting Measures shall include stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return). A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a Company filing with the SEC.

(j)	“Incentive-Based Compensation” shall have the meaning set forth in Section III below.

(k)	“Nasdaq” shall mean The Nasdaq Stock Market.

(l)	“Nasdaq Effective Date” shall mean October 2, 2023.

(m)	“Policy” shall mean this Executive Officer Clawback Policy, as the same may be amended and/or restated from time to time.

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(n)	“Received” shall mean Incentive-Based Compensation received, or deemed to be received, in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation is attained, even if the payment or grant occurs after the fiscal period.

(o)	“Repayment Agreement” shall have the meaning set forth in Section V below.

(p)	“Restatement Date” shall mean the earlier of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

(q)	“SARs” shall mean stock appreciation rights.

(r)	“SEC” shall mean the U.S. Securities and Exchange Commission.

III.	Incentive-Based Compensation

“Incentive-Based Compensation” shall mean any compensation that is granted, earned or vested wholly or in part upon the attainment of a Financial Reporting Measure.

For purposes of this Policy, specific examples of Incentive-Based Compensation include, but are not limited to:

●	Non-equity incentive plan awards that are earned based, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;
●	Bonuses paid from a “bonus pool,” the size of which is determined, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;
●	Other cash awards based on satisfaction of a Financial Reporting Measure performance goal;
●	Restricted stock, restricted stock units, performance share units, stock options and SARs that are granted or become vested, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal; and
●	Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal.

For purposes of this Policy, Incentive-Based Compensation excludes:

●	Any base salaries (except with respect to any salary increases earned, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal);
●	Bonuses paid solely at the discretion of the Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal;
●	Bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period;
●	Non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and
●	Equity awards that vest solely based on the passage of time and/or satisfaction of one or more non-Financial Reporting Measures.

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IV.	Determination and Calculation of Erroneously-Awarded Compensation

In the event of an Accounting Restatement, the Committee shall promptly determine the amount of any Erroneously-Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall promptly thereafter provide each Executive Officer with a written notice containing the amount of Erroneously-Awarded Compensation and a demand for repayment, forfeiture or return thereof, as applicable.

(a)	Cash Awards. With respect to cash awards, the Erroneously-Awarded Compensation is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was Received and the amount that should have been Received applying the restated Financial Reporting Measure.

(b)	Cash Awards Paid From Bonus Pools. With respect to cash awards paid from bonus pools, the Erroneously-Awarded Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure.

(c)	Equity Awards. With respect to equity awards, if the shares, options, SARs or other equity awards are still held at the time of recovery, the Erroneously-Awarded Compensation is the number of such securities Received in excess of the number that should have been received applying the restated Financial Reporting Measure (or the value in excess of that number). If the options, SARs or other equity awards have been exercised, vested, settled or otherwise converted into underlying shares, but the underlying shares have not been sold, the Erroneously-Awarded Compensation is the number of shares underlying the excess options or SARs (or the value thereof). If the underlying shares have already been sold, the Erroneously-Awarded Compensation is the higher of the value of the stock upon vesting, exercise or sale.

(d)	Compensation Based on Stock Price or Total Shareholder Return. For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return, where the amount of Erroneously-Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received (in which case, the Committee shall maintain documentation of such determination of that reasonable estimate and provide such documentation to Nasdaq in accordance with applicable listing standards).

V.	Recovery of Erroneously-Awarded Compensation

Once the Committee has determined the amount of Erroneously-Awarded Compensation recoverable from the applicable Covered Person, the Committee shall take all necessary actions to recover the Erroneously-Awarded Compensation. Unless otherwise determined by the Committee, the Committee shall pursue the recovery of Erroneously-Awarded Compensation in accordance with the below:

(a)	Cash Awards. With respect to cash awards, the Committee shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee agrees to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

(b)	Unvested Equity Awards. With respect to those equity awards that have not yet vested, the Committee shall take all necessary action to cancel, or otherwise cause to be forfeited, the awards in the amount of the Erroneously-Awarded Compensation.

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(c)	Vested Equity Awards. With respect to those equity awards that have vested and the underlying shares have not been sold, the Committee shall take all necessary action to cause the Covered Person to deliver and surrender the underlying shares in the amount of the Erroneously-Awarded Compensation.

In the event that the Covered Person has sold the underlying shares, the Committee shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee agrees to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

(d)	Repayment Agreement. “Repayment Agreement” shall mean an agreement (in a form reasonably acceptable to the Committee) with the Covered Person for the repayment of the Erroneously-Awarded Compensation as promptly as possible without unreasonable economic hardship to the Covered Person.

(e)	Effect of Non-Repayment. To the extent that a Covered Person fails to repay all Erroneously-Awarded Compensation to the Company when due (as determined in accordance with this Policy), the Company shall, or shall cause one or more other members of the Company to, take all actions reasonable and appropriate to recover such Erroneously-Awarded Compensation from the applicable Covered Person. Unless otherwise determined by the Committee in its discretion, the applicable Covered Person shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously-Awarded Compensation in accordance with the immediately preceding sentence.

The Committee shall have broad discretion to determine the appropriate means of recovery of Erroneously-Awarded Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. However, in no event may the Company accept an amount that is less than the amount of Erroneously-Awarded Compensation in satisfaction of a Covered Person’s obligations hereunder.

VI.	Discretionary Recovery

Notwithstanding anything herein to the contrary, the Company shall not be required to take action to recover Erroneously-Awarded Compensation if any one of the following conditions are met and the Committee determines that recovery would be impracticable:

(i)	The direct expenses paid to a third party to assist in enforcing this Policy against a Covered Person would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously-Awarded Compensation, documented such attempts and provided such documentation to Nasdaq;

(ii)	Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously-Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq; or

(iii)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

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VII.	Reporting and Disclosure Requirements

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by the applicable filings required to be made with the SEC.

VIII.	Effective Date

This Policy shall apply to any Incentive-Based Compensation Received on or after the Nasdaq Effective Date.

IX.	No Indemnification

The Company shall not indemnify any Covered Person against the loss of Erroneously-Awarded Compensation and shall not pay, or reimburse any Covered Persons for premiums, for any insurance policy to fund such Covered Person’s potential recovery obligations.

X.	Administration

The Committee has the sole discretion to administer this Policy and ensure compliance with Nasdaq Rules and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith. Actions of the Committee pursuant to this Policy shall be taken by the vote of a majority of its members. The Committee shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Committee shall be final, binding and conclusive.

XI.	Amendment; Termination

The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary, including as and when it determines that it is legally required by any federal securities laws, SEC rule, the Companies Law or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed. The Committee may terminate this Policy at any time. Notwithstanding anything in this Section XI to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule, the Companies Law or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed.

XII.	Other Recoupment Rights; No Additional Payments

The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement or any other agreement entered into on or after the Adoption Date shall, as a condition to the grant of any benefit thereunder, require a Covered Person to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other rights under applicable law, regulation or rule or pursuant to any similar policy in any employment agreement, equity plan, compensation policy, equity award agreement or similar arrangement and any other legal remedies available to the Company. However, this Policy shall not provide for recovery of Incentive-Based Compensation that the Company has already recovered pursuant to Section 304 of the Sarbanes-Oxley Act or other recovery obligations.

XIII.	Successors

This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.

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Exhibit A

ACKNOWLEDGEMENT AND AGREEMENT

TO THE

EXECUTIVE OFFICER CLAWBACK POLICY

OF

INTERCURE LTD.

By signing below, the undersigned acknowledges and confirms that the undersigned has received and reviewed a copy of Intercure Ltd. Executive Officer Clawback Policy (the “Policy”). Capitalized terms used but not otherwise defined in this Acknowledgement Form (this “Acknowledgement Form”) shall have the meanings ascribed to such terms in the Policy.

By signing this Acknowledgement Form, the undersigned acknowledges and agrees that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned’s employment with the Company. Further, by signing below, the undersigned agrees to abide by the terms of the Policy, including, without limitation, by returning any Erroneously-Awarded Compensation (as defined in the Policy) to the Company to the extent required by, and in a manner permitted by, the Policy.

Signature

Name

Date

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